4

                                OTHER INFORMATION

SHAREHOLDER VOTING RESULTS:  (Unaudited)

A special meeting of the Merrimac Cash Fund's shareholders was held on August 28, 1998 at which shareholders considered the following proposal. The voting results were as follows:

To approve a new Investment Sub-Adviser Agreement between Investors Bank & Trust Company (the "Adviser") and Allmerica Asset Management, Inc. (the "Sub-Adviser"), with respect to the assets of the Merrimac Cash Portfolio, a series of the Merrimac Master Portfolio:


                              Shares Against      Shares Abstaining
          Shares For
          579,404,567         0                   292,000,000